Exhibit 99.3

The following table reconciles net income to adjusted net operating income for the periods indicated:

	Three months ended June 30, 2009		Three months ended June 30, 2008		Six months ended June 30, 2009		Six months ended June 30, 2008
Millions (except per unit amounts), unaudited	Total	Per unit	Total	Per unit	Total	Per unit	Total	Per unit
Net income	$69.0	$1.82	$2.3	$0.06	$60.0	$1.57	$7.9	$0.20
Add back or deduct the following:
Depreciation, depletion and amortization	9.4	0.25	14.3	0.37	20.9	0.55	26.5	0.69
Unrealized losses on derivative instruments	6.4	0.17	3.7	0.10	8.1	0.21	7.4	0.19
Deferred taxes and other items	(8.8)	(0.23)	(3.9)	(0.11)	(10.3)	(0.28)	(6.6)	(0.17)
Unrealized loss on investment	-	-	-	-	6.1	0.16	-	-
Adjusted net operating income	$76.0	$2.01	$16.4	$0.42	$84.8	$2.21	$35.2	$0.91